Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM Announces Departure of its Chief Business Officer and Restructuring of its Sales Organization

TEL AVIV, Israel – September 24, 2018 − RADCOM Ltd. (NASDAQ: RDCM), today announced that Harel Givon, its Chief Business Officer has left the Company to pursue a new opportunity. In response to changes in the NFV market and in conjunction with Harel’s departure, the Company is reorganizing its sales organization to a regional model under the overall supervision of the Company’s Chief Executive Officer, Yaron Ravkaie.

“We are grateful to Harel for his service to the company and wish him all the best in his new position,” said Yaron Ravkaie. “To reflect the changing NFV market, we are taking this opportunity to restructure our sales organization to a regional model which allows closer attention to our customers’ needs and the development of the pipeline of opportunities in front of us.”

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For all investor inquiries, please contact:
Ran Vered

CFO

+972-77-774-5011

ranv@radcom.com

For all media inquiries, please contact:

Mark Rolston

Marketing Manager

+972-77-774-5036

markr@radcom.com

About RADCOM

RADCOM (NASDAQ: RDCM) is the leading expert in cloud-native Network Intelligence for telecom operators transitioning to SDN/NFV. Providing a critical first step in an operator’s NFV transformation, RADCOM’s Network Intelligence delivers end-to-end network visibility from virtual tapping point to network insights. Comprised of RADCOM Service Assurance, RADCOM Network Visibility and RADCOM Network Insights, RADCOM’s Network Intelligence portfolio provides operators with complete visibility across their virtual and hybrid networks. RADCOM Network Intelligence is automated, cost-efficient, provides on-demand functionality and is specifically designed for the needs of telecom operators. RADCOM specializes in assuring next-generation, high capacity networks, including LTE, Advanced-LTE, 5G, IMS, SDN/NFV and others. For more information on how to RADCOMize your network, today, please visit www.radcom.com, the content of which does not form a part of this press release.